Exhibit 16

                       [Deloitte & Touche LLP Letterhead]



March 27, 2003

Securities and Exchange Commission
Mail Stop 11-3
450 5th Street, N.W.
Washington, D.C.  20549

Dear Sirs/Madams:

We have read Item 4 of Universal Insurance Holdings, Inc.'s Form 8-K/A dated September 30, 2002, and have the following comments:

1.   We agree with the statements made in:

     a. the first sentence of the first paragraph;
     b. the second paragraph;
     c. the third paragraph;
     d. the fourth and fifth sentences of the fifth paragraph;
     e. the sixth paragraph; and
     f. the seventh paragraph.

2.   We have no basis on which to agree or disagree with the statements made in:

     a. the second sentence of the first paragraph;
     b. the fourth paragraph; and
     c. the first, second and third sentences of the fifth paragraph.

Yours truly,

/s/ Deloitte & Touche LLP